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04016971

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..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 049205

SEC MAIL PROCESSING RECEIVED MAR 29 2004 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triton Pacific Capial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, Suite 2910
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen (310) 300-0830
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 05 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 3rd day of Feb, 2004

Helen A. Cox
Notary Public

Craig Faggen
Signature

Managing Partner
Title

HELEN A. COX
Comm. # 1266042
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires June 26, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Triton Pacific Capital, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2003 and the related statements of income, changes in members' equity and cash flows for the year ended that you are filing pursuant to rule to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

As more fully described in Note 10, subsequent to the issuance of the Company's 2002 financial statements and our report there on dated January 29, 2003, I became aware that those financial statements did not reflect certain expense allocations. In my original report I expressed an unqualified opinion on the 2002 financial statements, and my opinion on the revised statements remains unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 28, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Triton Pacific Capital, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 188,908
Receivable from non-customers	3,911
Receivable from related party	1,673,108
Other receivables	1,970,000
Furniture & equipment, net of $45,000 accumulated depreciation	39,132
Other assets	693
Prepaid expenses	3,999
Deposits	58,125
Total assets	$ 3,937,876

Liabilities and Members' Equity

Liabilities

Accounts payable	$ 39,358
Income tax payable	6,000
Total liabilities	45,358
Members' equity	3,892,518
Total liabilities and members' equity	$ 3,937,876

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Income
For the year ended December 31, 2003

Revenue	
Commissions	$ 2,392,522
Interest and dividends	8,947
Realized gains (losses)	59,275
Total revenue	2,460,744
Expenses	
Employee compensation and benefits	444,207
Occupancy and equipment rental	90,027
Taxes, other than income taxes	53,005
Other operating expenses	266,601
Less reimbursed expenses	(189576)
Total expenses	664,264
Income (loss) before income tax provision	1,796,480
Income tax provision	6,800
Net income (loss)	$ 1,789,680

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2003

	Members' Equity
Beginning balance at January 1, 2003 as previously reported	$ 531,866
Prior period adjustment, net	634,608
Beginning balance as restated at January 1, 2003	1,166,474
Members' contributions	936,364
Net income (loss)	1,789,680
Balance on December 31, 2003	$ 3,892,518

The accompanying notes are an integral part of these financial statements.

Triton Pacific Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ 1,789,680
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	$ (1,257)	
Realized gains (losses)	(59,275)	
(Increase) decrease in:		
Prepaid expenses	(3,999)	
Other receivable	(1,962,709)	
Other assets	(601)	
(Decrease) increase in:		
Accounts payable	(14,956)	
Total adjustments		(2,042,797)
Net cash and cash equivalents used in operating activities		(253,117)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	189,512	
Increase in deposits	(29,501)	
Net cash and cash equivalents provided by investing activities		160,011
Cash flows from financing activities:		
Receivable from related party	(1,020,416)	
Receivable from non-customers	(3,911)	
Member contributions	936,364	
Net cash and cash equivalents used in financing activities		(87,963)
Net decrease in cash and cash equivalents		(181,069)
Cash and cash equivalents at beginning of year		369,977
Cash and cash equivalents at end of year		$ 188,908
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 6,800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company"), was organized in the State of California on February 28, 1996, as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company sells real estate investment trusts "(REIT)" securities. The Company provides investment banking services to institutional customers. All of the financial advisory income was earned was from less than ten (10) clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are recorded at cost. Depreciation is provided for by using the declining balance and straight line methods over estimated useful lives of five to seven years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Advertising costs are expensed as incurred.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis

Other receivables represent commissions earned from investment banking transactions.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2: RECEIVABLE FROM RELATED PARTY

This receivable is non-interest bearing, due on demand and un-collateralized.

Note 3: FURNITURE AND EQUIPMENT, NET

The furniture, equipment, and leasehold improvements, are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 32,443	5
Office equipment	51,689	5
	84,132	
Less accumulated depreciation	(45,000)	
Net furniture and equipment	$ 39,132	

Depreciation expense for the year ended December 31, 2003 was ($1,257).

Note 4: INCOME TAXES

The Company is a California registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a partnership's income or loss are passed through to the partners individually.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2003, the Company recorded the minimum limited liability company income tax of $800 and gross receipts tax of $6,000.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced October 1, 2003 and expires March 31, 2009.

The future minimum lease expenses are:

December 30,		
2004	$	200,556
2005		206,573
2006		212,770
2007		219,153
2008		225,728
2009		232,499
Total	$	1,297,279

Rent expense was $90,027 for the year ended December 31, 2003.

Note 6: RELATED PARTY TRANSACTIONS

The Company allocates a variety of overhead related expenses, such as, rent, telephone, etc. to another entity owned by the Company's Members, which operates in the same space as the Company. There is no formal written agreement on how much the allocation should be. Of the receivable from related party $1,628,598 is due from the company. The remaining $44,510 is due from two of the Company's Members.

For the year ended December 31, 2003 the Company allocated $909,993 of theses expenses to the other entity.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)

The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.]

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $128,198, which was $123,198 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($45,358) to net capital was 0.35 to 1, which is less than the 15 to 1 maximum ratio allowed for a first year broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 188,567
Adjustments:		
Members' equity	$ 739,342	
Haircuts	(15,352)	
Non-allowable assets	(784,359)	
Total adjustments		(60,369)
Net capital per audited statements		$ 128,198

Note 10: SUBSEQUENT DISCOVERY OF FACT

The accompanying beginning equity balances for December 31, 2003, have been restated due to a prior period adjustment to allocate expenses incurred by the Company, which in fact were expenses of another entity which operates in the same space as the Company. The effect of the restatement was to increase net income for 2002 by $634,608. Members' equity at the beginning of 2003 has been adjusted for the effects of the restatement on prior years.

Triton Pacific Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Members' equity		$ 3,892,518
Less: Non allowable assets		
Furniture and equipment, net	$ (39,132)	
Other receivables	(1,970,000)	
Receivable from related party	(1,673,108)	
Receivable from non-customers	(3,911)	
Prepaid expenses	(3,999)	
Other assets	(693)	
Deposits	(58,125)	
Total non-allowable assets		(3,748,968)
Net capital before haircuts		143,550
Less: Haircuts		
Haircuts on money market account	(1,672)	
Undue concentration	(13,680)	
Total Haircuts		(15,352)
Net Capital		128,198

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ (3,024)	
Minimum dollar net capital required	(5,000)	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 123,198
Ratio of aggregate indebtedness to net capital	0.35: 1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003 (See Note 9).

See independent auditor's report.

Triton Pacific Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Triton Pacific Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Triton Pacific Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Triton Pacific Capital, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Triton Pacific Capital, LLC for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Triton Pacific Capital, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 28, 2004